

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2011

<u>Via E-mail</u>
Mr. Robert M. Friedland
Chief Executive Officer
Ivanhoe Energy Inc.
654-999 Canada Place
Vancouver, BC, Canada V6C 3E1

  Re: **Ivanhoe Energy Inc.**
    Form 10-K for the Fiscal Year ended December 31, 2010
    Filed March 16, 2011
    Form 10-Q for the Fiscal Quarter ended June 30, 2011
    Filed August 9, 2011
    File No. 000-30586

Dear Mr. Friedland:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Karl Hiller

          Karl Hiller
          Branch Chief